UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13 a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2025

Perusahaan Perseroan (Persero)

PT Telekomunikasi Indonesia Tbk

(Exact name of Registrant as specified in its charter)

Telecommunications Indonesia

(A state-owned public limited liability Company)

(Translation of registrant’s name into English)

Jl. Japati No. 1 Bandung 40133, Indonesia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑ Form 40-F 

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  No ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  No ☑

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

June 2, 2025	H
Date: June 2, 2025	Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk By: /s/ Hendra Priatna ---------------------------------------------------- (Signature) Hendra Priatna Acting VP Investor Relations

ANNOUNCEMENT OF SUMMARY OF MINUTES OF ANNUAL GENERAL MEETING OF SHAREHOLDERS FOR THE 2024 FINANCIAL YEAR PT TELKOM INDONESIA (PERSERO) Tbk Tel.57/LP 000/COP-K0F00000/2025

The Board of Directors of Perusahaan Perseroan (PERSERO) PT Telekomunikasi Indonesia Tbk (hereinafter referred as the “Company”), hereby announces that the Company has convened the Annual General Meeting of Shareholders for the Financial Year 2024 (“Meeting”) on:

Day/Date	:	Friday, 27 May 2025
Time	:	14.23 up to 17.38 Western Indonesia Time
Venue	:	Ballroom Four Seasons Hotel, Jl. Jend. Gatot Subroto No.18, Jakarta.
Meeting Link	:	Electronic General Meeting System KSEI (“eASY.KSEI”) https://akses.ksei.co.id provided by KSEI

The Meeting was attended by members of the Board of Commissioners and the Board of Directors of the Company, namely:

BOARD OF COMMISSIONERS:

•	Mr. WAWAN IRIAWAN – Independent Commissioner;
•	Mr. BONO DARU ADJI – Independent Commissioner;
•	Mr. MARCELINO RUMAMBO PANDIN – Commissioner;
•	Mr. ISMAIL – Commissioner*;
•	Mr. RIZAL MALLARANGENG – Commissioner;
•	Mr. SILMY KARIM– Commissioner;
•	Mr. ARYA MAHENDRA SINULINGGA – Commissioner.

BOARD OF DIRECTORS:

•	Mr. RIRIEK ADRIANSYAH – President Director;
•	Mrs. F M VENUSIANA R – Director of Enterprise & Business Service;
•	Mr. MUHAMAD FAJRIN RASYID – Director of Digital Business;
•	Mr. AFRIWANDI – Director of Human Capital Management;
•	Mr. HERI SUPRIADI – Director of Finance & Risk Management;
•	Mr. HERLAN WIJANARKO – Director of Network & IT Solution;
•	Mr. BUDI SETYAWAN WIJAYA – Director of Strategic Portfolio;
•	Mr. BOGI WITJAKSONO – Director of Wholesale & International Service;
•	Mr. HONESTI BASYIR – Director of Group Business Development.

*Present at the Meeting via video teleconference.

whereas Mr. Bambang Permadi Soemantri Brojonegoro, President Commissioner and Independent Commissioner, and Isa Rachmatarwata, Commissioner, were absent from the Meeting.

And the holder/proxy of Serie A Dwiwarna share and holder/proxy of Serie B Shares who present and/or represented physically and electronically through eASY.KSEI that entirely representing 86,924,742,233 shares or 87.7476249% of the total number of shares having legal voting rights which have been issued by the Company up to the date of the Meeting namely, in the total amount of 99,062,216,600 shares; with due regard to the Register of Shareholders at the closing of the shares trading on May 2, 2025.

Hence the quorum requirement required under the provisions of the Article 25 paragraph (1) letter a and paragraph (4) letter a of the Company’s Articles of Association, have been fulfilled because the Meeting have been attended by shareholders that hold Serie A Dwiwarna Share as well as the other shareholders who jointly representing more than 1/2 of the total number of shares having legal voting rights which have been issued by the Company.

The Company has appointed independent parties, which are Notary Ashoya Ratam SH., MKn. to record the Meeting and PT Datindo Entrycom, to count and/or validate the votes.

Whereas the Meeting has resolved the following resolutions as set forth in Resume of the Annual General Meeting of Shareholders of Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk, dated May 27, 2025 number 172b/V/2025, made by Notary Ashoya Ratam SH., MKn and its summary is as follows:

First Agenda

Approval of Annual Report and Ratification of the Company's Consolidated Financial Statement, Approval of the Board of Commissioners’ Supervision Duty Report and Ratification of the Financial Statement of the Micro and Small Business Funding Program for the Financial Year 2024, and granting full release and discharge of responsibilities (volledig acquit et de charge) to the Board of Directors for the management of the Company and to the Board of Commissioners for the supervision of the Company carried out during the Financial Year 2024.

Number of Shareholders who Ask Questions	There was 1 response from the Series A Dwiwarna shareholder and 2 questions from Shareholders.
The Result of Decision Making	Disagree	Abstain	Agree
	287,065,108 shares or 0.3302456%	910,411,149 share or 1.0473556%	85,727,265,976 share or 98.6223988%

ANNOUNCEMENT OF SUMMARY OF MINUTES OF ANNUAL GENERAL MEETING OF SHAREHOLDERS FOR THE 2024 FINANCIAL YEAR PT TELKOM INDONESIA (PERSERO) Tbk Tel.57/LP 000/COP-K0F00000/2025

Resolution

“The Meeting with the majority vote of 86,637,677,125 (99.6697544%) of the total number of votes issued at the Meeting resolved:

1.
Approving the Company's Annual Report, including the Supervisory Report of the Board of Commissioners for the Fiscal Year 2024 ending on 31 th December 2024.
2.
Ratifying:
a.
The Company's Consolidated Financial Statements for the Fiscal Year 2024 ending on 31th December 2024, which have been audited by the Public Accounting Firm (KAP) Purwantono, Sungkoro & Surja (a member firm of Ernst & Young Global Limited) according to their report No. 00646/2.1032/AU.1/06/0687-3/1/IV/2025 dated 17th April 2025, with an unqualified opinion in all material respects”.
b.
The Financial Statements of the Micro and Small Business Funding Program for the Fiscal Year 2024 ending on 31th December 2024, which have been audited by KAP Purwantono, Sungkoro & Surja (a member firm of Ernst & Young Global Limited) according to their report No. 00692/2.1032/AU.2/10/1902-2/1/IV/2025 dated 21th April 2025, with an unqualified opinion in all material respects”.
3.
With the approval of the Company's Annual Report, including the Supervisory Report of the Board of Commissioners, and the ratification of the Company's Consolidated Financial Statements and the Financial Statements of the Micro and Small Business Funding Program (MSBF), all for the Fiscal Year 2024 ending on 31th December 2024, the GMS hereby grants full discharge and release (volledig acquit et de charge) to all members of the Board of Directors for their management actions and to the members of the Board of Commissioners for their supervisory actions taken during the Fiscal Year 2024 ending on 31th December 2024, to the extent that such actions are not criminal in nature and are reflected in the aforementioned reports.”

Second Agenda	Determination on Utilization of the Company’s Net Profit for Financial Year of 2024.
Number of Shareholders who Ask Questions	There was no question nor response from Shareholder.
The Result of Decision Making	Disagree	Abstain	Agree
	26,466,885 shares or 0.0304480%	935,667,666 shares or 1.0764112%	85,962,607,682 shares or 98.8931407%
Resolution

“The Meeting with the majority vote of 86,898,275,348 (99.9695520%) of the total number of votes issued at the Meeting, resolved:

Determining the use of the Company's Consolidated Net Profit attributable to the owners of the parent entity for the Fiscal Year 2024 amounting to Rp23,648,767,816,604 as follows:

1.
Cash Dividend of 89% or amounting to Rp21,047,403,356,777.60 or Rp212.4665092 per share, based on the number of shares issued as of the Meeting date, which is 99,062,216,600 shares. Payment will be made with the following provisions:
a.
Cash Dividend for the Fiscal Year 2024 will be paid proportionally to each Shareholder whose name is recorded in the Shareholder Register on the recording date.
b.
The Board of Directors is authorized and empowered with the right of substitution to:

i.

Determine the schedule and procedures for the distribution of Dividend payments for the Fiscal Year 2024 in accordance with applicable laws and regulations;

ii.

Withhold taxes on Dividends in accordance with applicable tax regulations;

iii.

Handle other technical matters in accordance with applicable laws and regulations.

2.
Recording 11% or amounting to Rp2,601,364,459,826.40 as Retained Earnings, which will be used to finance the Company's business development.

Third Agenda

Determination of Salary/Honorarium including Facilities and Benefits for Director and Board of Commissioners for Financial Year 2025, also Tantiem/Performance Incentives/Special Incentives for Director and Board of Commissioners of the financial year 2024.

Number of Shareholders who Ask Questions	There was no question nor response from Shareholder.
The Result of Decision Making	Disagree	Abstain	Agree
	6,323,786,129 shares or 7.2750128%	938,188,079 shares or 1.0793107%	79,662,768,025 shares or 91.6456765%

ANNOUNCEMENT OF SUMMARY OF MINUTES OF ANNUAL GENERAL MEETING OF SHAREHOLDERS FOR THE 2024 FINANCIAL YEAR PT TELKOM INDONESIA (PERSERO) Tbk Tel.57/LP 000/COP-K0F00000/2025

Resolution

“The Meeting with the majority vote of 80,600,956,104 (92.7249872%) of the total number of votes issued at the Meeting, resolved:

1.
Approving the granting of authority and power to the Series A Dwiwarna Shareholder to determine for members of the Board of Commissioners:

a.

Tantiem/Performance Incentives/Special Incentives for the Fiscal Year 2024 and/or Long-Term Incentives for the Period 2025-2027, in accordance with applicable provisions; and

b.

Honorarium, Facilities, and Allowances for the Fiscal Year 2025.

2.
Approving the granting of authority and power to the Board of Commissioners, with prior written approval from the Series A Dwiwarna Shareholder, to determine for members of the Board of Directors:
a.
Tantiem/Performance Incentives/Special Incentives for the Fiscal Year 2024 and/or Long-Term Incentives for the Period 2025-2027, in accordance with applicable provisions; and
b.
Salary, Facilities, and Allowances for the Fiscal Year 2025.”

Fourth Agenda

Appointment of Public Accountant and/or Public Accounting Firm to Audit the Company's Consolidated Financial Statements and Company’s Financial Report of the Micro and Small Business Funding Program (MSBF) for Financial Year of 2025.

Number of Shareholders who Ask Questions	There was no question nor response from Shareholder.
The Result of Decision Making	Disagree	Abstain	Agree
	6,618,052,140 shares or 7.6135424%	981,421,866 shares or 1.1290478%	79,325,268,227 shares or 91.2574098%
Resolution

“The Meeting with the majority vote of 80,306,690,093 (92.3864576%) of the total number of votes issued at the Meeting, resolved:

1.
Approving the appointment of a Public Accountant at the Public Accounting Firm (KAP) Purwantono, Sungkoro & Surja (a member firm of Ernst & Young Global Limited) to audit the Company's Consolidated Financial Statements, Financial Statements of the Micro and Small Business Funding Program (MSBF), and other reports for the Fiscal Year 2025.
2.
Approving the granting of authority and power to the Company's Board of Commissioners to:

a.

Appoint a Public Accountant and/or Public Accounting Firm to audit the Company's Consolidated Financial Statements for other periods in the Fiscal Year 2025 for the purposes and interests of the Company; and

b.

Determine the audit fees and other terms for the Public Accountant and/or Public Accounting Firm, as well as appoint a replacement Public Accountant and/or Public Accounting Firm in the event that the Public Accountant and/or Public Accounting Firm (KAP) Purwantono, Sungkoro & Surja (a member firm of Ernst & Young Global Limited) is unable to complete the audit services for the Company's Consolidated Financial Statements and/or other periods in the Fiscal Year 2025, and the Financial Statements of the Micro and Small Business Funding Program (MSBF) for the Fiscal Year 2025, including determining the audit fees and other terms for the replacement Public Accountant and/or Public Accounting Firm."

Fifth Agenda	Approval of the Share Buyback Plan for Shares Issued by the Company.
Number of Shareholders who Ask Questions	There were 2 questions from Shareholders.
The Result of Decision Making	Disagree	Abstain	Agree
	30,632,061 shares or 0.0352397%	852,603,866 shares or 0.9808529%	86,041,506,306 shares or 98.9839073%
Resolution

“The Meeting with the majority vote of 86,894,110,172 (99.9647603%) of the total number of votes issued at the Meeting, resolved:

1.
Approving the Share Buyback of the Company's shares that have been issued and listed on the Indonesia Stock Exchange with a maximum amount of Rp3,000,000,000,000, including costs related to the Share Buyback, subject to applicable licensing and regulatory requirements.
2.
Granting authority and power to the Company's Board of Directors to implement the Share Buyback, including the termination of the Share Buyback, subject to applicable regulatory requirements.

Sixth Agenda	Changes to the Management of the Company

ANNOUNCEMENT OF SUMMARY OF MINUTES OF ANNUAL GENERAL MEETING OF SHAREHOLDERS FOR THE 2024 FINANCIAL YEAR PT TELKOM INDONESIA (PERSERO) Tbk Tel.57/LP 000/COP-K0F00000/2025

Number of Shareholders who Ask Questions	There were 3 questions from Shareholders.
The Result of Decision Making	Disagree		Abstain	Agree
	30,321,194,158 shares or 34.8821215%		992,534,057 shares or 1.1418315%	55,611,014,018 shares or 63.9760471%
Resolution	“The Meeting with the majority vote 56,603,548,075 (65.1178785%), including the vote cast by the holder of Serie A Dwiwarna share, of the total number of votes issued at the Meeting, resolved:
	1.	Confirming the honorable dismissal of the following members of the Company's Board of Commissioners:
		1)	President Commissioner/ Independent Commissioner	:	Bambang Permadi Soemantri Brodjonegoro
		2)	Independent Commissioner	:	Bono Daru Adji
		3)	Commissioner	:	Isa Rachmatarwata

who were appointed based on the Annual GMS Decision for the Fiscal Year 2020 dated May 28, 2021, effective from April 13, 2025, March 24, 2025, and February 7, 2025, respectively, with gratitude for their contributions and thoughts during their tenure as members of the Company's Board of Commissioners.

	2.	Honourably dismissing the following members of the Company's Management:
		1)	President Director	:	Ririek Adriansyah
		2)	Director of Finance and Risk Management	:	Heri Supriadi
		3)	Director of Enterprise & Business Service	:	F. M. Venusiana R.
		4)	Director of Network & IT Solution	:	Herlan Wijanarko
		5)	Director of Human Capital Management	:	Afriwandi
		6)	Director of Digital Business	:	Muhammad Fajrin Rasyid
		7)	Director of Strategic Portfolio	:	Budi Setyawan Wijaya
		8)	Director of Wholesale & International Service	:	Bogi Witjaksono
		9)	Independent Commissioner	:	Wawan Iriawan
		10)	Commissioner	:	Marcelino Pandin
		11)	Commissioner	:	Arya Mahendra Sinulingga
		12)	Commissioner	:	Rizal Mallarangeng

who were appointed based on the Annual GMS Decision for the Fiscal Year 2024 dated 3th May 2024, Annual GMS Decision for the Fiscal Year 2020 dated 28th May 2021, Annual GMS Decision for the Fiscal Year 2022 dated 30th May 2023, Annual GMS Decision for the Fiscal Year 2019 dated 19th June  2020, effective from the closing of this GMS, with gratitude for their contributions and thoughts during their tenure as members of the Company's Management.

	3.	Changing the nomenclature of the positions of the Company's Directors as follows:
		No.	Original Position	New Position
		1)	-	Vice President Director
		2)	Director of Network & IT Solution	Director of Network
		3)	Director of Digital Business	Director of IT Digital
		4)	Director of Strategic Portfolio	Director of Strategic Business Development & Portfolio
		5)	Director of Group Business Development	-

4.

Reassigning Mr. Honesti Basyir from Director of Group Business Development to Director of Wholesale & International Service who were appointed based on the Annual GMS Decision for the Fiscal Year 2022 dated 30th May 2023, effective with the remaining term of office according to the GMS Decision appointing him as Director of Group Business Development.

	5.	Appointing the following members of the Company's Management:
		1)	President Director	:	Dian Siswarini
		2)	Vice President Director	:	Muhammad Awaluddin
		3)	Director of Enterprise and Business Service	:	Veranita Yosephine
		4)	Director of Network	:	Nanang Hendarno
		5)	Director of Strategic Business Development & Portfolio	:	Seno Soemadji
		6)	Director of Human Capital Management	:	Henry Christiadi
		7)	Director of Finance and Risk Management	:	Arthur Angelo Syailendra
		8)	Director of IT Digital	:	Faizal Rochmad Djoemadi
		9)	President Commissioner	:	Angga Raka Prabowo

ANNOUNCEMENT OF SUMMARY OF MINUTES OF ANNUAL GENERAL MEETING OF SHAREHOLDERS FOR THE 2024 FINANCIAL YEAR PT TELKOM INDONESIA (PERSERO) Tbk Tel.57/LP 000/COP-K0F00000/2025

	10)	Independent Commissioner		:	Yohanes Surya
	11)	Commissioner		:	Rizal Mallarangeng
	12)	Commissioner		:	Ossy Dermawan
	13)	Independent Commissioner		:	Deswandhy Agusman
	14)	Commissioner		:	Rionald Silaban

6.

The term of office for the newly appointed members of the Board of Directors and Board of Commissioners will be in accordance with the Company's Articles of Association and applicable laws and regulations, without prejudice to the GMS's right to dismiss them at any time.

7.

With the confirmation of dismissal, dismissal, change of position nomenclature, reassignment of duties, and appointment of the Company's Management as referred to in points 1, 2, 3, 4, and 5, the composition of the Company's Management becomes as follows:

	a.	Board of Directors
		1)	President Director	:	Dian Siswarini
		2)	Vice President Director	:	Muhammad Awaluddin
		3)	Director of Enterprise and Business Service	:	Veranita Yosephine
		4)	Director of Network	:	Nanang Hendarno
		5)	Director of Strategic Business Development & Portfolio	:	Seno Soemadji
		6)	Director of Human Capital Management	:	Henry Christiadi
		7)	Director of Wholesale dan International Service	:	Honesti Basyir
		8)	Director of Finance and Risk Management	:	Arthur Angelo Syailendra
		9)	Director of IT Digital	:	Faizal Rochmad Djoemadi

	b.	Board of Commissioners
		1)	President Commissioner	:	Angga Raka Prabowo
		2)	Independent Commissioner	:	Yohanes Surya
		3)	Commissioner	:	Ismail
		4)	Commissioner	:	Rizal Mallarangeng
		5)	Commissioner	:	Silmy Karim
		6)	Commissioner	:	Ossy Dermawan
		7)	Independent Commissioner	:	Deswandhy Agusman
		8)	Commissioner	:	Rionald Silaban

8.

Members of the Board of Directors and Board of Commissioners appointed as referred to in point 5 who still hold other positions prohibited by law from being held concurrently with positions as members of the Board of Directors and Board of Commissioners of State-Owned Enterprises must resign or be dismissed from such positions.

9.

Granting power of attorney with the right of substitution to the Company's Board of Directors to declare the decisions of this GMS in the form of a Notarial Deed and appear before a Notary or authorized official, and make adjustments or improvements as necessary if required by the authorities for the purpose of implementing the contents of the meeting's decisions.

Schedules and Procedure for The Distribution of 2024 Financial Year Dividend

In accordance to the resolution of the Meeting, payment of cash dividend for the 2024 financial year is 89% or amounting to Rp21,047,403,356,777.60 or Rp212.4665092 per share.

Schedules for The Distribution of 2024 Financial Year Dividend:

Recording Date	=	June 12, 2025
Regular and Negotiation Market
Cum Dividen	=	June 10, 2025
Ex Dividen	=	June 11, 2025
Cash Market
Cum Dividen	=	May 12, 2025
Ex Dividen	=	May 13, 2025
Payment Date	=	At the latest July 2, 2025

Payment Procedures of Dividend:

ANNOUNCEMENT OF SUMMARY OF MINUTES OF ANNUAL GENERAL MEETING OF SHAREHOLDERS FOR THE 2024 FINANCIAL YEAR PT TELKOM INDONESIA (PERSERO) Tbk Tel.57/LP 000/COP-K0F00000/2025

1.	Cash dividends will be distributed to shareholders whose names are registered in the Register of Shareholders of the Company ("DPS") on June 12, 2025 (recording date) and/or shareholders of the Company in the securities sub account at PT Kustodian Sentral Efek Indonesia ("KSEI ”) at the close of trading of the Indonesia Stock Exchange on June 12, 2025.
2.	For American Depositary Share (“ADS”) shareholders, New York Stock Exchange (“NYSE”) regulations will be applied and cash dividends will be paid through a Custodian Bank appointed by The Bank of New York Mellon (“BNY Mellon”) in accordance with the amount recorded in the Company's Register of Shareholders at the closing of trading on the NYSE on June 12, 2025.
3.	For shareholders whose shares are included in the KSEI’s collective custody, the cash dividend payment will be made through KSEI and will be distributed at the latest July 2, 2025, into Customer Fund Accounts (RDN) in Securities Companies and/or Custodian Banks where shareholders open sub accounts.
4.	For shareholders whose shares are not registered at Collective Deposits in KSEI, then:
a.	Cash dividends can be withdrawn at the nearest PT Bank Negara Indonesia (Persero), Tbk (“BNI”) branches throughout Indonesia. Shareholders are required to bring original valid proof of identity or Power of Attorney attached with original proof of identity of the "Authorizer" and the "Attorney", if the cash dividend withdrawal is authorized by another party.
b.	The cash dividend will only be transferred by the Company to the shareholders’ bank account if:
i.	The amount of cash dividend received is not less than Rp500,000; and
ii.	The application for overbooking/transfer of cash dividends has been submitted completely and correctly no later than June 12, 2025 at 03.00pm Western Indonesia Time to the Company’s Registrar, PT Datindo Entrycom, Jl Hayam Wuruk No.28 2nd Floor, Jakarta 10120.
5.	The cash dividend will be taxed in accordance with the applicable taxation regulations in Indonesia.
6.	Based on the prevailing tax laws and regulations, cash dividends will be exempted from the tax object if they are received by the shareholders of domestic corporate taxpayers (“WP Badan DN”) and the Company does not deduct Income Tax on cash dividends paid to the WP Badan DN. Cash dividends received by shareholders of domestic individual taxpayers (“WPOP DN”) will be excluded from the tax object as long as the cash dividends are invested in the territory of the Republic of Indonesia. For WPOP DN who does not meet the investment provisions as mentioned above, the cash dividends received by the person concerned will be subject to income tax (“PPh”) in accordance with the applicable laws and regulations, and the PPh must be paid by the WPOP DN himself in accordance with the provisions of Government Regulation Number 9 of 2021 on Tax Treatment to Support the Ease of Doing Business.
7.	Shareholders can obtain confirmation of cash dividend payments through securities companies and/or custodian banks where shareholders open securities accounts, then shareholders are required to be responsible for reporting cash dividend receipts referred to in tax reporting for the relevant tax year in accordance with the prevailing laws and regulations concerning tax.
8.	Shareholders who are Overseas Taxpayers whose tax withholding will use the rate based on the Double Taxation Avoidance Agreement ("P3B") must comply with the requirements of the Director General of Taxes Regulation. No. PER-25/PJ/2018 concerning Procedures for Implementing Double Tax Avoidance Approval and submitting proof of record or receipt of DGT/SKD that has been uploaded to the website of the Directorate General of Taxes to KSEI or BAE in accordance with KSEI rules and regulations. Without this form, the paid Cash Dividend for Financial Year 2024 will be subject to Article 26 Income Tax of 20%.
9.	For shareholders who are Overseas Taxpayers whose shares are in the collective custody of KSEI, proof of withholding cash dividends can be collected at the Securities Company and/or Custodian Bank where the shareholders open securities accounts and for scrip shareholders at the Registrar.

The announcement of this Summary of Minutes of Meeting is to comply with the provision under Article 49 paragraph (1), Article 51 paragraph (1), (2) and Article 52 paragraph (1) of Financial Service Authority Regulation Number 15/POJK.04/2020 on the Planning and Holding of General Meeting of Shareholders for Public Company.

Jakarta, June 2, 2025

PT Telkom Indonesia (Persero) Tbk

Board of Directors